FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By:	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: January 21, 2005

(TRANSLATION)

January 21, 2005

NEC Corporation Akinobu Kanasugi, President (Tokyo Stock Exchange, 1st Section; Code Number 6701) Contacts: Toshinori Arai, General Manager Corporate Communications Division +81-3-3798-6511

Notice on Results of NEC’s Tender Offer

     NEC Corporation (“NEC”) announced today the results of the tender offers that were completed on January 20, 2005. Pursuant to the resolutions at the meeting of the Board of Directors held on December 2, 2004, NEC had conducted tender offers for the shares of NEC Soft, Ltd. (Tokyo Stock Exchange, 1st Section; Code Number 4774) (“NEC SOFT”) and NEC System Technologies, Ltd. (Tokyo Stock Exchange, 1st Section; Code Number 3717) (“NECST”) since December 6, 2004.

I.	Results of Tender Offer for Shares of NEC SOFT

1.	Summary of Tender Offer

(1)	Name of Target Company:	NEC Soft, Ltd.

(2)	Type of Shares Purchased:	Common Shares

(3)	Tender Offer Period:	From December 6, 2004 (Monday) to January 20, 2005 (Thursday) (46 days)

(4)	Purchase Price:	3,200 yen per share

2.	Results of Tender Offer

(1)	Status of Tender:
Total Number of Shares Planned to be Purchased	15,404,340 shares
Total Number of Shares Tendered	8,539,840 shares
Total Number of Shares Purchased	8,539,840 shares

(2)	Status of Purchase:

Total Number of			Total Number of
Applicant	Total Number of	Total Number of	Shares Not
Shareholders	Shares Tendered	Shares Purchased	Purchased
1,081	8,539,840 shares	8,539,840 shares	0 shares

(3)	Calculation in case of Purchase of Shares on Pro Rata Basis:	N/A

(4)	Number of Shares Held and Ownership Ratio After Tender Offer:
Number of Shares Held Prior to Tender Offer:	24,684,600 shares (Ownership Ratio 61.57%)
Number of Shares Held After Tender Offer:	33,224,440 shares (Ownership Ratio 82.88%)
(Note)	Ownership Ratio is calculated based on the total number of the issued shares (40,089,040 shares) as of September 30, 2004.

(5)	Funding for Tender Offer:	27,327,488,000 yen

3.	Procedures and Commencement Date of Settlement

(1)	Names and Locations of the Head Office of Securities Firms Handling the Settlement:
Daiwa Securities SMBC Co., Ltd.	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(TOB Agent)
Daiwa Securities Co., Ltd.	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo
(TOB Sub-agent)

(2)	Commencement Date of Settlement:	January 28, 2005 (Friday)

(3)	Settlement Procedures:

A notice of purchase will be sent without delay after the expiry of the tender offer period to the address of each applicant shareholder (in case of a foreign shareholder, to the address of his/her standing agent in Japan).

Payment for the shares will be made in cash. The purchase price will be paid, without delay after the commencement date of settlement in accordance with the instructions of each applicant shareholder, either by remittance by the TOB Agent or the TOB Sub-agent to the place designated by each applicant shareholder, or at the head office or any or the domestic branch offices of the TOB Agent or the TOB Sub-agent where the application for the tender offer was accepted.

II.	Results of Tender Offer for Shares of NECST

1.	Summary of Tender Offer

(1)	Name of Target Company:	NEC System Technologies, Ltd.

(2)	Type of Shares Purchased:	Common Shares

(3)	Tender Offer Period:	From December 6, 2004 (Monday) to January 20, 2005 (Thursday) (46 days)

(4)	Purchase Price:	4,200 yen per share

2.	Results of Tender Offer

(1)	Status of Tender:
Total Number of Shares Planned to be Purchased	8,157,910 shares
Total Number of Shares Tendered	3,510,596 shares
Total Number of Shares Purchased	3,510,596 shares

(2)	Status of Purchase:

Total Number of			Total Number of
Applicant	Total Number of	Total Number of	Shares Not
Shareholders	Shares Tendered	Shares Purchased	Purchased
2,551	3,510,596 shares	3,510,596 shares	0 shares

(3)	Calculation in case of Purchase of Shares on Pro Rata Basis:	N/A

(4)	Number of Shares Held and Ownership Ratio After Tender Offer:
Number of Shares Held Prior to Tender Offer:	16,320,000 shares (Ownership Ratio 66.67%)
Number of Shares Held After Tender Offer:	19,830,596 shares (Ownership Ratio 81.01%)
(Note)	Ownership Ratio is calculated based on the total number of the issued shares (24,478,000 shares) as of September 30, 2004.

(5)	Funding for Tender Offer:	14,744,503,200 yen

3.	Procedures and Commencement Date of Settlement

(1)	Names and Locations of the Head Office of Securities Firms Handling the Settlement:
Daiwa Securities SMBC Co., Ltd.	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(TOB Agent)
Daiwa Securities Co., Ltd.	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo
(TOB Sub-agent)

(2)	Commencement Date of Settlement:	January 28, 2005 (Friday)

(3)	Settlement Procedures:

A notice of purchase will be sent without delay after the expiry of the tender offer period to the address of each applicant shareholder (in case of a foreign shareholder, to the address of his/her standing agent in Japan).

Payment for the shares will be made in cash. The purchase price will be paid, without delay after the commencement date of settlement in accordance with the instructions of each applicant shareholder, either by remittance by the TOB Agent or the TOB Sub-agent to the place designated by each applicant shareholder, or paid at the head office or any or the domestic branch offices of the TOB Agent or the TOB Sub-agent where the application for the tender offer was accepted.

III.	Stock-for-Stock Exchange

In order to make NEC SOFT and NECST its wholly-owned subsidiaries, NEC plans to enter into stock-for-stock exchange agreements with each of NEC SOFT and NECST by the end of February 2005.

CAUTIONARY STATEMENTS:
The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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